SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

AMENDMENT NO. 2
TO
FORM 40-F

[X]	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[_]	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended _____________	Commission File Number: 001-32934

_________________

Central Gold-Trust
(Exact name of registrant as specified in its charter)

Ontario (Province or Other Jurisdiction of Incorporation or Organization)	Not Applicable (Primary Standard Industrial Classification Code)	Not Applicable (I.R.S. Employer Identification No.)

55 Broadleaf Crescent
Ancaster, Ontario L9G 3P2
(905) 304-4653
(Address and telephone number of registrant’s principal executive offices)

Martin Pomerance
Dorsey & Whitney LLP
250 Park Avenue
New York, NY 10177
(212) 415-9200

(Name, address (including zip code) and telephone number (including
area code) of agent for service in the United States)	Copies to: Gil I. Cornblum Dorsey & Whitney LLP 161 Bay Street, Suite 4310 Toronto, Ontario M5J 2S1, Canada (416) 367-7370

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class: Units	Name of Each Exchange On Which Registered: American Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:   None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:   None

For annual reports, indicate by check mark the information filed with this form:

[_] Annual Information Form	[_] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.    N/A

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule. [_]   Yes       [X]  No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. [_]   Yes       [X]  No

Explanatory Note

This Amendment No. 2 to the Registration Statement on Form 40-F of Central Gold-Trust (the “Registrant”) is being filed to report that the Registrant’s units have been accepted for listing on the American Stock Exchange, to provide a description of the Registrant’s units and to attach, as an exhibit, a specimen form of unit certificate.

Description of Units

An unlimited number of Units may be issues pursuant to the Declaration of Trust. Each Unit is transferable and represents an equal undivided beneficial interest of the Registrant, in any distributions from the Registrant whether of trust income, net realized capital gains or other amounts, and in the net assets of the Registrant n the even of termination or winding up of the Registrant. All Units are of the same class and rank among themselves equally and rateably without discrimination, preference or priority. The Units entitle the holder thereof to one vote for each whole Unit held at all meetings of Unitholders. Except as set out under “Redemption Rights” below, the Units have no conversion, retraction, redemption or pre-emptive rights. As of September 14, 2006, 3,277,500 Units are issued and outstanding. None of the Units are owned by the Registrant.

Distributions

The Declaration of Trust of the Registrant provides that on an annual basis a sufficient amount of the Registrant’s income for purposes of the Tax Act (Canada), including net capital gains realized during the year, will be distributed or made payable during the year to Unitholders so that the Registrant will not be liable for any income tax for the year. Holders of Units who are non-residents of Canada are required to pay all applicable withholding taxes payable in respect of any distribution of income by the Registrant, whether such distributions are in the form of cash or additional Units.

To the extent that the Registrant has insufficiently distributable cash because of amounts applied to redemptions of Units or cash is otherwise unavailable for distribution, amounts to be distributed to Unitholders may be in the form of additional Units so as to ensure that the Registrant does not have a net income tax liability. Such additional Units are expected to be issued pursuant to applicable exemptions under applicable securities laws, discretionary exemptions granted by applicable securities regulatory authorities or a prospectus or similar filing.

Redemption Rights

Units are redeemable at any time on demand by the holders thereof. As the Units are issued in book-entry form only, a Unitholder who wishes to exercise the redemption right will be required to obtain a redemption notice form from the Unitholder’s investment dealer, who will be required to deliver the completed redemption notice form to The Canadian Depository for Securities Limited (“CDS”). Upon receipt of the redemption notice by the Registrant from CDS, all rights to and under the Units tendered for redemption shall be surrendered and the holder thereof shall be entitled to receive an amount per Unit (the “Redemption Price”) equal to the lesser of: (i) 90% of the “market price” on a principal market or exchange on which the Unites are quoted for trading during the 10 trading day period commending immediately following the date on which the Units were tendered for redemption (the “Redemption Date”); and (ii) 100% of the “closing market price” on the principal market on which the Units are quoted for trading on the Redemption Date.

For the purpose of this calculation, “market price” will be the amount equal to the weighted average of the trading prices of the Units on the applicable market or exchange for each of the trading days on which there was a trade during the specified trading day period; and provided that if there was trading on the applicable exchange or market for fewer than 5 of the trading days during the specified trading day period, the “market price’ shall be the average of the last bid and last asking prices of the Units for each day on which there was no trading and the weighted average trading prices of the Units for each day that there was trading. The “closing market price” shall be an amount equal to the closing price of the Units on the allocable market or exchange if there was a trade on the specified date and the applicable exchange or market provides a closing price; an amount equal to the average of the highest and lowest prices of the Units or the applicable market or exchange if there was trading on the specified date and the exchange or other market provides only the highest and lowest prices of Units traded on a particular day; or the average of the last bid and last asking prices of the Units if there was no trading on the specified date.

The aggregate Redemption Price payable by the Registrant in respect of any Units surrendered for redemption during any calendar month shall be satisfied by way of a cash payment no later than the last day of the calendar month following the month in which the Units were tendered for redemption. Where the Registrant is required to dispose of any assets owned by the Registrant to pay the Redemption Price to a Unitholder, the Trustees have the discretion to treat any part or all of the income or capital gain realized by the Registrant in respect of such disposition as paid to and allocated to such Unitholder out of the Redemption Price.

SIGNATURES

        Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this amended Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized

CENTRAL GOLD-TRUST /s/ J.C. Stefan Spicer J.C. Stefan Spicer President and Chief Executive Officer

Date:  September 14, 2006

EXHIBIT INDEX

        The following exhibits have been filed as part of the Registration Statement:

Exhibit	Description

Annual Information

99.1	Specimen form of unit certificate